UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number: 1-14842

e-SIM LTD.
(Translation of registrant’s name into English)

4 Hamaayan Street, Modiin, 71700, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

On March 17, 2008, the issuer was notified by SKY MobileMedia, Inc. ("SKY") that the shareholders of SKY approved the consummation by SKY of a secured bridge financing transaction with certain of its existing stockholders, pursuant to which, among other things, shares of Series AA preferred stock and shares of Series BB preferred stock of SKY owned by existing SKY stockholders who do not participate in the foregoing transaction to the extent of their pro rata stock ownership in SKY prior to consummation of the foregoing transaction, will be converted into shares of common stock of SKY. The issuer is the owner of 9,927,262 shares of Series BB preferred stock of SKY, which represent substantially all of the issuer's assets. The issuer currently has no cash resources to participate in such transaction. Therefore, upon consummation of the foregoing transaction, all shares of series BB preferred stock of SKY owned by the issuer will be converted into shares of common stock of SKY. The issuer has informed SKY that it believes that any amendment to SKY's certificate of incorporation which obligates any holder of preferred stock to lend funds to SKY or be subject to conversion of its Series AA and/or Series BB preferred stock into common stock is inconsistent with, among other things, such stockholders' reasonable expectations when purchasing such shares of preferred stock and disregards the equitable rights attached to such shares of preferred stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: March 19, 2008	By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Financial Officer and Chief Executive Officer